EXHIBIT 12.1
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES — FAIR ISAAC CORPORATION
(In thousands, except ratio data)

	Year Ended September 30,
	2003	2004	2005	2006	2007
Earnings:
Income before income taxes	$172,140	$168,815	$194,088	$159,192	$149,662

Fixed charges:
Interest expense	10,605	16,942	8,347	8,569	12,766
Rent expense (Interest factor)	6,878	8,520	9,143	9,399	8,527

TOTAL FIXED CHARGES	17,483	25,462	17,490	17,968	21,293

EARNINGS AVAILABLE FOR FIXED CHARGES	$189,623	$194,277	$211,578	$177,160	$170,955

Ratio of earnings to fixed charges (1)	10.85	7.63	12.10	9.86	8.03

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus portion of rental expense that represents interest).